January 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:     Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Re:	Corporación América Airports S.A.

Amendment No. 3 to Registration Statement on Form F-1

Filed January 16, 2018

File No. 333-221916

Dear Ms. Nicholson:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) organized and existing under the laws of Luxembourg (the “Company” or “CAAP”), we are providing the following responses to the comments set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated January 17, 2018 (the “Comment Letter”) relating to Amendment No. 3 to the registration statement on Form F-1, as filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2018 (“Amendment No. 3”). Concurrently with this response, the Company is filing with the Commission an amended registration statement (“Amendment No. 4”) which incorporates the revisions to Amendment No. 3 described herein. For the Staff’s convenience, the Company is providing the Staff with one paper copy of Amendment No. 4, together with three blacklined copies to show changes from Amendment No. 3. Such marked copies will be couriered to the Staff’s offices.

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Company’s response.

Use of Proceeds, page 58

1.	We note your response to our letter dated November 1, 2017 and reissue. Please quantify the amount of proceeds to be used for each of the following items, if material:

•	capital expenditure programs in existing concessions,
•	acquiring new or existing concessions, and
•	repayment of other indebtedness.

Refer to Item 3.C. of Form 20-F. Please also provide the disclosure required by Item 3.C.4 regarding the “repayment of other indebtedness.”

U.S. Securities and Exchange Commission

January 19, 2018

In response to the Staff’s comment, the Company has revised the disclosure in connection with the use of proceeds. The disclosure was previously discussed and shared with the Staff by means of correspondence submitted via Edgar.

Capitalization, page 60

2.	Given that you have an estimate of the net proceeds for the offering and you know the amounts of debt to be paid off in connection with the offering per page 58, please revise to complete the “Further Adjusted” column to reflect the effects of the proceeds from the offering and the related payments of debt and changes in equity.

In response to the Staff’s comment, the Company has revised the Capitalization table on page 60 of the Prospectus, to complete the “Further Adjusted” column to reflect the effects of the proceeds from the offering and the related payments of debt and changes in equity.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc Rossell

Marc Rossell

Cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.

Raul G. Francos, Corporación América Airports S.A.

Andrés Zenaruzza, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Eduardo Loiacono, Price Waterhouse & Co., S.R.L.